

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631**

Mail Stop 4631

March 1, 2018

<u>Via E-Mail</u>
Mr. Curtis D. Hodgson
Co-Chief Executive Officer
Mr. Kenneth E. Shipley
Co-Chief Executive Officer
Legacy Housing Corporation
1600 Forest Ridge Drive, #100
Bedford, TX 76002

> **Re:** **Legacy Housing Corporation**
> **Draft Registration Statement**
> **Submitted February 2, 2018**
> **CIK No. 0001436208**

Dear Messrs. Hodgson and Shipley:

We reviewed your draft registration statement and have the following comments. In some of our comments we may ask you to provide us information so that we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe that our comments apply to your facts and circumstances or do not believe that an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>General</u>

1. Provide us copies of all written communications as defined in Rule 405 under the Securities Act that you or anyone authorized on your behalf present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, provide us any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act

added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2. Please disclose the lead underwriter in the next amendment.

<u>Our Company, page 1</u>

3. You state that in 2016 there were 63,799 households in the U.S. with annual household incomes of less than $60,000 representing a majority of all U.S. households. 63,799 households do not appear to represent a majority of all U.S. households. Please advise or revise.

<u>Summary Consolidated Financial Data, page 11</u>

4. Please remove the label "unaudited" from the header in the pro forma information table as the label may give an investor the impression that the consolidated statements of operations data and consolidated balance sheet data included in this section have been audited.

<u>Risk Factors, page 13</u>

5. Advise what consideration you have given to risk factor discussion of the 2017 Tax Cuts and Jobs Act on your industry and your company.

<u>Our operations are concentrated in the southern United States…, page 14</u>

6. Disclosure indicates that 81% of your loan contracts are located in Texas as of December 31, 2016. Disclose your rates of delinquencies, default, and foreclosure losses in Texas during the periods presented in the financial statements.

<u>Our involvement in vertically integrated lines of businesses…exposes us to certain risks, page 16</u>

7. You indicate that you offer manufactured home chattel loans to purchasers of your homes sold by independent retailers and that you may repossess or foreclose on the secured property if customers do not repay their loans. Disclose the number and the dollar amount of your repossessions and foreclosures during the periods presented in the financial statements.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 33

General

8. Please revise to provide a table of contractual obligations. Refer to Item 303(a)(5) of Regulation S-K.

Overview, page 33

9. You state that you currently have the largest backlog of orders in your 12 year history. Please quantify the backlog both in dollar and units believed to be firm as of a recent date and as of a comparable date in the preceding fiscal year, together with an indication of the portion not reasonably expected to be filled within the current year, and seasonal or other material aspects of the backlog. Refer to Item 101(c)(1)(viii) of Regulation S-K.

Critical Accounting Policies and Estimates, page 38

10. Please revise to provide a robust discussion of your critical accounting policies and estimates that require significant management judgement. It appears to us that at a minimum you should discuss your portfolio loans receivables, notes receivable, allowance for loan losses, and inventories. Please note that the disclosure should supplement, not duplicate, the description of accounting policies that are already disclosed in the notes to the financial statements.

Our Company, page 41

11. You indicate that you market your homes through a network of independent retail distributors, company-owned retail locations, and direct sales to owners of manufactured home communities. Disclose the amount of your revenues attributed to each of the independent retail distributors, company-owned retail locations, and direct sales to owners of manufactured home communities during the periods presented in the financial statements.

Manufacturing in Close Proximity to Customers in Key Markets, page 43

12. Disclosure that you have additional manufacturing capacity to support future growth appears inconsistent with disclosure in the third bullet point on page 34 that your two Texas manufacturing facilities are operating at or near capacity and your Georgia manufacturing facility is operating with limited excess capacity. Please reconcile the disclosures.

Raw Materials and Suppliers, page 46

13. Disclose the names of your principal suppliers. See Item 101(h)(4)((v) of Regulation S-K. If you have any material supply agreements, advise what consideration you have given to filing the agreements as exhibits to the registration statement. See Item 601(b)(10) of Regulation S-K.

Third-Party Inventory Financing, page 49

14. We note from your disclosure that you have repurchase agreements with the financial institutions that provide wholesale floor plan financing to your independent retailers. We note also your disclosure that you currently have no repurchase obligations. Please disclose the maximum amount of contingent obligations under the agreements without reduction of resale value of the homes as of the most recent balance sheet date. Please also consider discussing your potential repurchase obligations under risk factors.

Facilities, page 53

15. Disclose the duration of the lease for your facility in Eatonton, Georgia, and advise what consideration you have given to filing the lease agreement and also the payment in lieu of taxes agreement as exhibits to the registration statement. See Item 601(b)(10) of Regulation S-K.

Financial Statements

General

16. Please revise the notes to your financial statements to include the disclosures required by ASC 280-10-50, as applicable. Should you determine that you have a single reportable segment, disclose that fact and the basis for your conclusion, including a discussion of whether your different revenue streams represent separate operating segments. If operating segments have been aggregated, please tell us the basis for such aggregation and also tell us your consideration of the disclosure requirements in ASC 280-10-50-21.

Auditor Report, page F-2

17. We note that the audit report refers to the financial statements as of and for the years ended December 31, 2016 and 2015. However, you only included the 2016 financial statements. Please ensure that the audit report refers to the periods presented once the financial statements are updated with the 2017 data.

Consolidated Statement of Operations, page F-4

18. We note from your disclosure on page F-12 that your net revenues primarily consist of product revenue related to the manufactured homes and financial service revenue from financing transactions. Please separately state your product and service revenues and cost of sales on the face of the income statement in accordance with Rule 5-03 of Regulation S-X, or explain why you believe that you are not required to do so.

19. Please revise your consolidated statements of operations to present interest income net of provision for loan losses. Refer to Article 9 of Regulation S-X and SAB Topic 11K. Alternatively, please tell us how you determined that your presentation is appropriate, and tell us the authoritative accounting literature you relied upon.

Note 2 – Summary of Significant Accounting Policies, page F-8

Allowance for Loan Losses, page F-8

20. You state that you will charge off a loan once it is determined to be uncollectible. Please disclose how you determine when a loan is deemed uncollectible. Specifically discuss the triggering events or other facts and circumstances that cause you to charge off a loan. Refer to ASC 310-10-50-11B.

Notes Receivable from Mobile Home Parks, page F-8

21. Your MHP notes appear to be significant to your earnings and liquidity. Please disclose your past due, non-accrual, and charge-off accounting policies related to MHP notes and quantify the related balances as of the end of each period presented. Further, please provide us with a breakout of MHP notes by aging category and an allowance rollforward schedule. Please also explain to us your basis for your current recorded allowance.

Inventory, page F-9

22. Please expand your disclosures to provide insight regarding your inventory impairment policies and assessment, including methods and assumptions used to determine fair market value. If you apply more than one method in estimating the market value of your inventory, please tell us how the results of your multiple methods are weighted to determine the applicable market value.

23. Please expand your accounting policy to address inventories on consignment, and disclose the amount of those inventories. We note your disclosure that you determined a reserve for slow moving inventory was not necessary for finished goods

inventory due to dealers' incentive to sell these units. Please advise us how you consider factors such as physical deterioration, obsolescence, and changes in price levels in valuating your slow moving and aged finished goods inventory. As part of your response, please tell us how long it normally takes for the dealers to sell the units and what happens to the units when the dealers are unable to sell them within an extend period of time.

24. Please tell us what consideration was given to presenting slow moving inventory not expected to be sold within one year from the balance sheet date as non-current inventory on the face of the balance sheets.

Dealer portfolio Positions, page F-10

25. Please disclose how and when you recognize the expense associated with compensating your dealers for assisting with collection efforts on the portfolio loans.

Revenue Recognition, page F-11

26. Please expand your accounting policy related to consignment sales, including the material terms of the consignment arrangements with your retailers and your consideration for presenting the consignment transactions on a gross or net basis. Tell us the accounting literature upon which you relied. Please also disclose the consignment sales amounts recorded for all the periods presented.

Note 3 – Portfolio Loans Receivable, page F-13

27. You disclose in the allowance for loan losses and net charge off activity table on page F-14 that the allowance for loan losses as of December 31, 2016 was $1.2 million. The amount appears to be inconsistent with the amount disclosed in the portfolio loans table on page F-13. Please advise or revise.

Note 5 – Inventories, page F-15

28. Please tell us how recording an allowance for slow moving inventory is in compliance with SAB Topic 5.BB and ASC 330-10-35-14. Under that guidance, inventory should be recorded at cost and impairment charges establish a new costs basis for impaired inventory that cannot be marked up based on changes in underlying facts and circumstances. As such, reserve balances as of the period end should not be reflected in a separate account.

29. Your net inventory amount disclosed in the table on page F-15 does not appear to be consistent with the amount presented on the balance sheet on page F-3. Please advise or revise.

Note 8 – Accrued Liabilities, page F-16

30. Your warranty reserve as of December 31, 2016 presented in the table on page F-16 does not appear to be consistent with the balance presented on page F-10. Please advise or revise.

Note 12 – Related Party Transactions, page F-19

31. Please revise this section to discuss also the $1,500,000 notes payable agreement that you entered into with a captive insurance company which you disclose to be a related party through common ownership. Please also name the related party.

You may contact SiSi Cheng, Staff Accountant, at (202) 551-5004 or W. John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions about comments on the financial statements and related matters. You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3395 if you have any other questions.


Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and Construction


cc: Via E-mail
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       Spencer G. Feldman, Esq.
       Olshan Frome Wolosky LLP
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